UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: January 14, 2010

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                  Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____               No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX PRICES US$500 MILLION REOPENING
OF 9.5% NOTES DUE 2016

MONTERREY, MEXICO, January 13, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today the pricing of a US$500 million reopening of its 9.5% notes due 2016, which were originally issued on December 14, 2009 in the amount of US$1,250 million. The additional US$500 million of notes will be issued at a price of US$105.25 per US$100 principal amount plus accrued interest from December 14, 2009 and will have a yield to maturity of 8.477%.

The closing of the offering is expected to occur on January 19, 2010, subject to satisfaction of customary closing conditions.

Of the net proceeds from the offering, US$411 million will be used to prepay principal outstanding under CEMEX’s Financing Agreement completed on August 14, 2009. The remaining proceeds will increase cash balances and be used for general corporate purposes, which may include additional repayments of indebtedness, including indebtedness under the Financing Agreement. This prepayment is expected to result in accumulated prepayments under the Financing Agreement in excess of the first financial milestone of US$4.8 billion, thereby allowing CEMEX to maintain the current applicable margin under the Financing Agreement until at least December 2011.

The notes will share in the collateral pledged to the lenders under the Financing Agreement and will be guaranteed by CEMEX and the subsidiaries which have provided guarantees under the Financing Agreement.

The Notes and the guarantees thereof have not been and will not be registered under the Securities Act or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the offering described herein will be consummated or as to the terms of any such offering. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: January 14, 2010	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Comptroller